

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 14, 2017

John D. Fredericks
General Counsel
Medley LLC
600 Montgomery Street, 35th Floor
San Francisco, CA 94111

      Re: **Medley LLC**
              Registration Statement on Form S-1
              Filed February 13, 2017
              File No. 333-216017

Dear Mr. Fredericks:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 with any questions.

                        Sincerely,

                        /s/ Era Anagnosti

                        Era Anagnosti
                        Legal Branch Chief
                        Office of Financial Services